October 2, 2009

Pamela Long, Esq.

Assistant Director

Mail Stop 4631

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549-4631

RE:          Letter dated September 25, 2009

Primoris Services Corporation

Registration Statement on Form S-3

Filed August 13, 2009, Amendment No. 1 filed September 14, 2009

File No. 333-161331

Dear Ms. Long:

This letter responds to the comments of your letter dated September 25, 2009 relating to Primoris Services Corporation (“we,” “us,” or the “Company”), a copy of which letter is enclosed for your convenience.

The enclosed clean and marked-to-show-changes copies of Amendment No. 2 to the Company’s Registration Statement on Form S-3, Reg. No. 333-161331 (the “Registration Statement”), contain revisions that are directly in response to your comments. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of September 25, 2009. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate.  The page numbers referenced below correspond to the marked versions of the documents enclosed herewith.

Registration Statement Cover Page

1.             Please include the date the registration statement was filed and file number at the top of the cover page in your next amendment.

We have included the date the Registration Statement was filed and the file number at the top of the cover page of the Registration Statement.

2.             Please clarify in footnote (5) to the second table that holders of 5,146,955 Units have converted their Units, resulting in a balance of 28,045 Units outstanding.

We have revised footnote (5) to the second table to disclose the fact that holders of 5,146,955 Units have converted their Units, resulting in a balance of 28,045 Units outstanding.

Company History and Merger, page 1

3.             We note your response to comment 7 in our letter dated September 9, 2009.  Please also discuss the milestone shares to the two foreign managers in the last paragraph on page 1, and clarify whether these shares are included in the 2,500,000 additional shares to be issued for the fiscal year ending December 31, 2009 .

We expanded disclosure in the last paragraph on page 1 to include a discussion regarding the milestone shares to the two foreign managers. We also included a clarification that the milestone shares for the two foreign managers are included in the 2,500,000 additional shares issuable upon the attainment of certain milestones for the fiscal year ending December 31, 2009.

Selling Security Holders, page 7

4.             We note your response to comment 6 in our letter dated September 9, 2009.  Please reconcile the amounts in the table in the first paragraph to your disclosure in footnotes (11) and (13) to the selling security holder table.  It appears that the shares of common stock being offering pursuant to the termination agreements should be 507,600 shares.

The table in the first paragraph included a typographical error.  The amount should be 507,600 shares. We have corrected the table, which did not affect the total shown in the table of 1,737,936 shares.

Part II — Item 16.  Exhibits, page II-3

5.             We note your response to comment 4 in our letter dated September 9, 2009.  However, since Rutan & Tucker, LLP is only opining on the resale shares, please also include in the exhibit index and incorporate by reference the legal opinion of Graubard Miller filed with the Registration Statement on Form S-1 (File No. 333-134694) covering the Rule 429 securities.

Per our telephone conference with Ms. Brigitte Lippman on October 1, 2009, we have not incorporated by reference the legal opinion of Graubard Miller filed with the Registration Statement on Form S-1 (File No. 333-134694). We have included a reference in the Legal Matters section of the prospectus to the fact that Graubard Miller previously provided an opinion with respect to the Rule 429 securities.

General

We have amended the Registration Statement as identified above in response to your comments.  To aid your review, we enclose a marked copy of the Registration Statement.  We trust the above responses have addressed the various issues and questions you have identified.

Sincerely,

/s/ Peter J. Moerbeek
Peter J. Moerbeek
Executive Vice President, Chief Financial Officer

Enclosures
cc:	Sherry Haywood, Esq. (w/ encl.)
Thomas J. Crane, Esq. (w/o encl.)